November 11, 2004

Mr. Martin F. James

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

Re:	Your November 5, 2004 comment letter on our Form 10-K for the year ended June 30, 2004

Dear Mr. James,

Following are the responses of Pericom Semiconductor Corporation (the “Company”) to the questions and recommendations that were raised in the above referenced letter. We appreciate the comments and will enhance our reporting going forward accordingly.

Your question or comment number and our response follow:

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations – Pages 12 to 19

Results of Operations

Gross Profit - Page 29

1.	SEC Comment: We have read and considered your response to comment 4. Revise future filings to clearly disclose your inventory obsolescence policy in MD&A and in the notes to your financial statements. You may want to consider the following in your disclosure::

a.	SEC Comment: The facts and circumstances leading to inventory obsolescence.

b.	SEC Comment: The method and significant assumptions used to determine the amount and timing of inventory write-down.

c.	SEC Comment: How you price previously written-down inventory when subsequently sold.

d.	SEC Comment: How you dispose of written-off inventory.

e.	SEC Comment: Total inventory written-off to date, the amount sold, the amount discarded and the amount still on your books.

f.	SEC Comment: The impact of sold excess inventory on your gross margin.

Company Response: We will expand future filings to clearly disclose our inventory obsolescence policies in the MD&A and notes to the financial statements. If we incur material write downs for inventory obsolescence in the future or material subsequent sales of previously written down inventory, we will consider a through f above in preparing our disclosures.

Financial Statements.

Note 1: Summary of Significant Account Policies

Revenue Recognition – Page 45.

2.	SEC Comment: We have read and considered your response to comment 15. You state that you have significant sales arrangements with your distributors, such as price protection, right of returns, sales incentives and other discounts. Please revise and expand future filings to include the terms of these arrangements, how you recognize the related revenues and how you met the criteria outlined in paragraph 6 of SFAS 48.

Company Response: We will revise and expand future filings to include the terms of our sales arrangements with our distributors, how we recognized the related revenues and how we met the criteria outlined in paragraph 6 of SFAS 48.

Statement of the Company

As requested by the Staff, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this response to the undersigned.

Sincerely,

/s/ Michael D. Craighead
Michael D. Craighead
Chief Financial Officer Pericom Semiconductor Corporation